Eric Atallah and Tara Harkins

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Harmony Biosciences Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 21, 2023

File No. 001-39450

Dear Mr. Atallah and Ms. Harkins:

On behalf of Harmony Biosciences Holdings, Inc. (the “Company”), this is written in response to your letter dated August 31, 2023 regarding the Company’s filing referenced above.  The Company’s response is provided underneath your original comments below.

SEC Comment

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations

Result of Operations, page 81.

1.

We note that you attribute the 43.4% increase in product revenue to "the growth in the average number of patients on WAKIX and price increases." Please revise future filings to specifically describe the extent to which these changes are attributable to changes in prices or to changes in sales volume. Refer to Item 303(b)(2)(iii) of Regulation S-K.

2.

As a related matter, where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each factor contributed to the overall change in that line item. Refer to Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350 for guidance.

Company Response

We respectfully acknowledge the Staff’s comments and advise the Staff that we will revise our disclosure in Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations under the caption “Results of Operations” in our future filings, beginning with the Form 10-Q for the quarter ended September 30, 2023.

Harmony Biosciences Holdings, Inc. is committed to fully complying with the SEC disclosure requirements.  After you have had the opportunity to review this letter, please call me at (484) 643-0005 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ Sandip Kapadia

Sandip Kapadia

Chief Financial Officer